AOXING PHARMACEUTICAL COMPANY, INC.
15 Exchange Place, Suite 500
Jersey City, NJ 07302

December 14, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Aoxing Pharmaceutical Company, Inc.
Registration Statement on Form S-3
Filed July 26, 2010
File No. 333-168305

Ladies and Gentlemen:

Aoxing Pharmaceutical Company, Inc., pursuant to Rule 477, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-168305).  We are requesting withdrawal of the registration statement because we have determined that Aoxing Pharmaceutical Company, Inc. does not meet the conditions to use Form S-3 set forth in General Instruction 1A(3)(b).

If you have any questions or require further information regarding this application, please contact our counsel, Robert Brantl, at 914-693-3026.

Sincerely,

/s/ Zhenjiang Yue

Zhenjiang Yue
Chief Executive Officer